UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response .... 2.50

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-SAR    [           ] Form N-CSR

For Period Ended: March 31, 2009

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Shoshone Silver Mining Company, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

403 7th Street, Ste 207
Address of Principal Executive Office (Street and Number)

Wallace, ID 83873
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to timely file its Quarterly Report on Form 10-Q for the period ending March 31, 2009, because it needs more time to compile the necessary information related to its merger with Kimberly Gold Mines, Inc.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Melanie Farrand	(208)	556-1000
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [           ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's net loss increased during the both three- and six-month periods ended March 31, 2009, compared with the same periods last year. This increase in net loss is primarily attributable to increased payroll expenses associated with incremental personal. Also, contributing to the increase in net loss during both periods was the recording of an allowance for doubtful accounts associated with a $53,548 note receivable from a related party.

Also, on March 12, 2009, the Company acquired control of Kimberly Gold Mines, Inc. ("Kimberly") and on March 23, 2009, the Company issued 12,145,306 shares of common stock in exchange for 100% of Kimberly's common stock. Included in this acquisition were 186 unpatented mining claims located primarily in Idaho and Montana as well as a mill in need of refurbishing and various pieces of equipment. Overall, the Kimberly Mine Veins are narrow, high grade, gold-silver veins.

Shoshone Silver Mining Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15 , 2009	By:	/s/ Melanie Farrand
Melanie Farrand
	Title:	Treasurer and Principal Financial Officer